June 3, 2009

VIA EDGAR TRANSMISSION

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549

Re:       Starfield Resources, Inc. (File No. 000-29948):  Form 20-F for the Fiscal Year Ended February 29, 2008

Dear Mr. Schwall:

On behalf of Starfield Resources, Inc. (the “Company”), this letter sets forth the Company’s responses to comments on the above-referenced filing raised in your letter dated May 8, 2009, to Mr. Gregory Van Staveren of the Company.  For your convenience, each comment is reproduced below followed by the Company’s response.

In this regard, the Company’s responses to the comments below, as well as to the staff’s prior comments, are included in the Company’s Form 20-F for the fiscal year ended February 28, 2009, that is being filed contemporaneously herewith.  We would be pleased to discuss any of the responses with you or your staff.

Form 20-F for the Fiscal Year Ended February 29, 2008

Memorandum and Articles of Association, page 42
Restriction if any on Share Transfers, page 44

1.	We note your response to prior comment 6. As of May 8, 2009, you have not provided us with a response to this comment. Therefore, we are reissuing comment 6.

RESPONSE:

As noted in our cover letter accompanying the Company’s recent Form 6-K filing, the Company has filed its Certificate of Continuation and Articles as an exhibit to such Form 6-K.  You will note that paragraph 25.2 provides that the restriction on transfers without the consent of the Board of Directors does not apply if and for so long as the Company is a public company as to which the Statutory Reporting Company Provisions apply.  Conforming disclosures have been included in the accompanying Form 20-F filing.

Audit Committee Financial Expert. page 50

2.
We note your response to prior comment 8. Item 16A(a)(3) of Form 20-F clearly requires an explanation where a company states that it does not have an audit committee financial expert.  Please provide us such an explanation.

RESPONSE:

Item 16A in the accompanying Form 20-F filing discloses the identity of the Company’s audit committee financial expert.

Exhibits, page 51

3.
We note your response to prior comment 9.  In addition, we note that during your 7 years as a reporting company, you have never identified or filed any material contracts.  In light of this, we would like you to provide us with an analysis of why you do not need to file the contracts identified in our previously issued comment.

RESPONSE:

Current management and counsel have reviewed and discussed the Form 20-F exhibit requirements and have reasonably determined that none of the contracts previously cited are material to the Company.  In this regard, the Company is not substantially dependent on such contracts as each of them can be easily replaced with other vendors or the work can be done by employees.  The Company considers these to be contracts of convenience in the ordinary course of business rather than of necessity.  In addition, the contracts are immaterial in amount representing individually only approximately ten percent of the Company’s overall expenses looking back, and likely much less looking forward.  As for the employment agreements, the Company is not required to file them under its home country regulations and they are not otherwise publicly disclosed by the Company.  Moreover, the material provisions of the employment contracts are included in the accompanying Form 20-F filing, as well as in the Company’s home country filings.

Engineering Comments

4.
We note your response to prior comment II, in which you state that your resource designation has reasonable prospects for economic development and might be economically extractable.  Please provide the text of your proposed risk factor to be included in your future filings.

RESPONSE:

A risk factor has been included on page 4 noting that the exploration work conducted on the Resource Property may not result in the discovery of commercial quantities of nickel, copper, cobalt, platinum or palladium deposits.

5.
We note your response to prior comment 12, in which you state you will endeavour to summarize your exploration information in a clear and concise manner. Please provide us with the text of your proposed changes to be included in your future filings.

RESPONSE:

As you will note in the accompanying Form 20-F filing, current management and its engineering staff have substantially revised the Company’s exploration and other information in order to present it in a more clear and concise manner.

6.
In response to comment 13 you state that the Ferguson Lake project is an advanced exploration project, and given the information presented, this description may be accurate. Absent reserves, however, you may not use the terms development or production in the text of your filing or in your financial statements. See Paragraph (a)(4) of Industry Guide 7. Please revise your disclosure to remove these terms from your documents including the financial statement head notes and footnotes.

RESPONSE:

As you will note in the accompanying Form 20-F filing, references to development and production have been removed.

7.
We note your response to comments 14 and 15, which were inadvertently separated, in which you state you will provide a map from your website in your future filings.  Please provide a copy of the map you intend to present with your future filings.

RESPONSE:

A map has been included in the accompanying Form 20-F filing on page 9.

8.
We note your response to comment 16, in which you state it is an international practice to report geochemical samples as parts per billion and that grab, dump, or chip samples are internationally recognized descriptive terms, and we do not concur. We reiterate those portions of comment 16.

RESPONSE:

As you will note in the accompanying Form 20-F filing, all references to parts per billion have been removed.

Closing Comments

In connection with the foregoing, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing; the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Further, the Company is aware that the Division of Enforcement has access to all of the information that the Company has provided to the staff of the Division of Corporation Finance in its review of the filing or in response to its comments on the filing.

Please feel free to contact the undersigned at 202-906-8721 to discuss these matters.

Sincerely,

Robert B. Murphy

C:	Mr. Gregory Van Staveren
Ms. Stephanie Malec
DC01\146427.1 ID\RBMU - 105598/0001